UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ECB BANCORP, INC.

(Name of Issuer)

Common Stock, $3.50 Par Value

(Title of Class of Securities)

268253 10 1

(CUSIP Number)

George T. Davis, Jr.

Post Office Box 277

Swan Quarter, North Carolina 27885

(252) 926-3781

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 1988

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 065820 10 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George T. Davis, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 16,074 8 SHARED VOTING POWER 99,267 9 SOLE DISPOSITIVE POWER 16,074 10 SHARED DISPOSITIVE POWER 99,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $3.50 par value, of ECB Bancorp, Inc. The address of the Issuer’s principal executive offices is 35050 U. S. Highway 264 East, Engelhard, North Carolina 27824.

Item 2. Identity and Background.

The name and address of the Reporting Person is George T. Davis, Jr., Post Office Box 277, Swan Quarter, North Carolina 27885. He is an attorney with Davis & Davis, Post Office Box 277, Swan Quarter, North Carolina 27885, and is a citizen of the United States.

During the last five years, the Reporting Person has not been:

(a)	convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors); or

(b)	party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares held by the Reporting Person in his own name, and those held by his spouse, were acquired with their personal funds. To the extent that the Reporting Person is considered to have acquired beneficial ownership of the other shares described in Item 5 below, that beneficial ownership was acquired without consideration by virtue of his appointment as attorney-in-fact for the owners of the shares.

Item 4. Purpose of Transaction.

As a director of the Issuer, the Reporting Person routinely is involved in the management of and setting of policy for the Issuer, and he participates with the Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares of common stock held by the Reporting Person are held for investment purposes only, and the Reporting Person currently has no plans or proposals which relate to or would result in any of the events or consequences listed in (a)-(j) of Item 4 of Schedule 13D. While the Reporting Person currently has no specific plans to acquire additional shares, he may do so in the future. Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the Reporting Person’s personal finances.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is the beneficial owner of 16,074 shares held by him directly, which amounts to 0.79% of the Issuer’s outstanding shares (based on an aggregate of 2,040,042 outstanding shares at December 31, 2005), and he may be considered to beneficially own an aggregate of 99,267 shares, or 4.87% of the Issuer’s outstanding shares, that are held by other persons as described below.

With respect to the above shares, the Reporting Person has sole voting and dispositive power with respect to the 16,074 shares he holds directly. The Reporting Person may be considered to have shared voting and dispositive power with respect to an aggregate of 99,267 shares held by other persons as follows:

Number of Shares	Description
4,743	Shares held solely by Katherine L. Davis (Reporting Person’s spouse), P.O. Box 277, Swan Quarter, N.C. 27885

2,250	Shares held solely by Katherine L. Davis (Reporting Person’s spouse) as custodian for their three children

16,935	Shares held solely by Alma Lee C. Davis (Reporting Person’s mother), P.O. Box 276, Swan Quarter, N.C. 27885, for whom the Reporting Person serves as attorney-in-fact pursuant to a general power-of-attorney

75,339	Shares held solely by Ruth F. Davis (Reporting Person’s aunt), 28410 U. S. Highway 264, Engelhard, N.C. 27824, for whom the Reporting Person serves as attorney-in-fact pursuant to a general power-of-attorney

The Reporting Person disclaims beneficial ownership of the shares listed above that are held solely by his spouse, Katherine L. Davis, and, except to the extent of his general authority as attorney-in fact for Alma Lee C. Davis and Ruth F. Davis, he disclaims beneficial ownership of the shares held solely by them.

Katherine L. Davis, Alma Lee C. Davis and Ruth F. Davis each has the right to receive dividends from, and the proceeds from any sale of, the securities held by them, respectively.

During the last five years, neither Katherine L. Davis, Alma Lee C. Davis, nor Ruth F. Davis has been:

(a)	convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors); or

(b)	party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past 60 days the Reporting Person has not effected any transactions involving shares of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In his capacity as attorney-in-fact pursuant to general powers-of-attorney, the Reporting Person has the right to vote and dispose of shares held by Alma Lee C. Davis and Ruth F. Davis.

Item 7. Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

January 27, 2006	/S/ George T. Davis, Jr.
George T. Davis, Jr.